UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PC GROUP, INC.

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)

70455G107

(CUSIP Number)

April 7, 2010

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 15 Pages

Exhibit Index: Page 11

CUSIP No. 70455G107	Page 2 of 15 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL MANAGEMENT, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 650,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		650,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

650,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                                [X]

11	Percent of Class Represented By Amount in Row (9)

8.3%

12	Type of Reporting Person (See Instructions)
PN; IA

CUSIP No. 70455G107	Page 3 of 15 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL (TX), INC.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 650,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		650,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

650,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                                [X]

11	Percent of Class Represented By Amount in Row (9)

8.3%

12	Type of Reporting Person (See Instructions)
CO; IA

CUSIP No. 70455G107	Page 4 of 15 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

THOMAS U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		50,000
Beneficially Owned By Each	6	Shared Voting Power 650,000
Reporting Person With	7	Sole Dispositive Power 50,000
	8	Shared Dispositive Power
		650,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

700,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                                [X]

11	Percent of Class Represented By Amount in Row (9)

8.9%

12	Type of Reporting Person (See Instructions)
IN; IA

CUSIP No. 70455G107	Page 5 of 15 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JOSEPH U. BARTON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		50,000
Beneficially Owned By Each	6	Shared Voting Power 650,000
Reporting Person With	7	Sole Dispositive Power 50,000
	8	Shared Dispositive Power
		650,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

700,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

                                                                [X]

11	Percent of Class Represented By Amount in Row (9)

8.9%

12	Type of Reporting Person (See Instructions)
IN; IA

CUSIP No. 70455G107	Page 6 of 15 Pages

Item 1(a)	Name of Issuer:

PC Group, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer's Principal Executive Offices:

419 Park Avenue South, Suite 500

New York, NY 10016
Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),
(ii)	White Rock Capital (TX), Inc., a Texas corporation (“White Rock, Inc.”),
(iii)	Thomas U. Barton and
(iv)	Joseph U. Barton.

This statement relates to Shares held for the accounts of (i) an institutional client (the “White Rock Client”) of White Rock Management, and (ii) White Rock Capital Partners, L.P., a Texas limited partnership (“White Rock Partners”). White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the accounts of the White Rock Client. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

CUSIP No. 70455G107	Page 7 of 15 Pages

Item 2(c)     Citizenship:

(i)	White Rock Management is a Texas limited partnership;
(ii)	White Rock, Inc. is a Texas corporation;
(iii)	Thomas U. Barton is a United States citizen and
(iv)	Joseph U. Barton is a United States citizen.
Item 2(d)	Title of Class of Securities:

Common Stock, $0.02 par value per share (the “Shares”).

Item 2(e)	CUSIP Number:

70455G107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of April 9, 2010, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i)        Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 650,000 Shares. This number consists of (1) 175,000 held for the account of the White Rock Client and (2) 475,000 Shares held for the account of White Rock Partners.

(ii)       Thomas U. Barton may be deemed the beneficial owner of 700,000 Shares. This number consists of (1) 175,000 held for the account of the White Rock Client, (2) 475,000 Shares held for the account of White Rock Partners and (3) 50,000 Shares held for the account of Thomas U. Barton, Joseph U. Barton and an employee of White Rock, Inc.

(iii)      Joseph U. Barton may be deemed the beneficial owner of 700,000 Shares. This number consists of (1) 175,000 held for the account of the White Rock Client, (2) 475,000 Shares held for the account of White Rock Partners and (3) 50,000 Shares held for the account of Joseph U. Barton, Thomas U. Barton and an employee of White Rock, Inc.

Item 4(b)	Percent of Class:

(i)        The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 8.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent annual report on Form 10-K, there were 7,848,774 Shares outstanding as of March 17, 2010.)

CUSIP No. 70455G107	Page 8 of 15 Pages

(ii)       The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 8.9% of the total number of Shares outstanding as described herein.

(iii)      The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 8.9% of the total number of Shares outstanding as described herein.

Item 4(c)	Number of shares as to which the person has:

White Rock Management

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	650,000
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	650,000

White Rock, Inc.

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	650,000
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	650,000

Thomas U. Barton

(i)	Sole power to vote or to direct the vote:	50,000
(ii)	Shared power to vote or to direct the vote:	650,000
(iii)	Sole power to dispose or to direct the disposition of:	50,000
(iv)	Shared power to dispose or to direct the disposition of:	650,000

Joseph U. Barton

(i)	Sole power to vote or to direct the vote:	50,000
(ii)	Shared power to vote or to direct the vote:	650,000
(iii)	Sole power to dispose or to direct the disposition of:	50,000
(iv)	Shared power to dispose or to direct the disposition of:	650,000
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

CUSIP No. 70455G107	Page 9 of 15 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

(i)        The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

(ii)       The partners of the White Rock Client has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the White Rock Client in accordance with its partnership interests in the White Rock Client.

White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Client. The White Rock Client expressly disclaims beneficial ownership of any Shares held for the account of White Rock Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 70455G107	Page 10 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2010	WHITE ROCK CAPITAL MANAGEMENT, L.P.
By:	White Rock Capital (TX), Inc.
Its General Partner
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: April 14, 2010	WHITE ROCK CAPITAL (TX), INC.
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: April 14, 2010	THOMAS U. BARTON
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: April 14, 2010	JOSEPH U. BARTON
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact

CUSIP No. 70455G107	Page 11 of 15 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of April 14, 2010, by and among White Rock Capital Management, L.P., White Rock Capital (TX), Inc., Thomas U. Barton and Joseph U. Barton	12
B.	Power of Attorney, dated January 31, 2000, granted by Mr. Thomas U. Barton in favor of Paula Storey	13
C.	Power of Attorney, dated January 31, 2000, granted by Mr. Joseph U. Barton in favor of Paula Storey	14
D.	Power of Attorney, dated January 31, 2000, granted by White Rock Capital (TX), Inc., in favor of Paula Storey	15

CUSIP No. 70455G107	Page 12 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.02 per share, of PC Group, Inc., dated as of April 14, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: April 14, 2010	WHITE ROCK CAPITAL MANAGEMENT, L.P.
By:	White Rock Capital (TX), Inc.
Its General Partner
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: April 14, 2010	WHITE ROCK CAPITAL (TX), INC.
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: April 14, 2010	THOMAS U. BARTON
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact
Date: April 14, 2010	JOSEPH U. BARTON
By:	/s/ Paula Storey
Paula Storey
Attorney-in-Fact

CUSIP No. 70455G107	Page 13 of 15 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, THOMAS U. BARTON, hereby make, constitute and appoint PAULA STOREY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President of, or in other capacities with White Rock Capital (TX), Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 31st day of January 2000.

/s/ Thomas U. Barton

THOMAS U. BARTON

CUSIP No. 70455G107	Page 14 of 15 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, JOSEPH U. BARTON, hereby make, constitute and appoint PAULA STOREY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity, or (b) in my capacity as Secretary or Treasurer of, or in other capacities with White Rock Capital (TX), Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 31st day of January 2000.

/s/ Joseph U. Barton

JOSEPH U. BARTON

CUSIP No. 70455G107	Page 15 of 15 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that the undersigned White Rock Capital (TX), Inc., a corporation organized and existing under the laws of the state of Texas (the “Company”), hereby designates, constitutes and appoints PAULA STOREY, acting individually, as its true and lawful agent and attorney-in-fact, to execute and deliver, in the name and on behalf of the undersigned, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, this instrument is executed as of the 31st day of January 2000.

WHITE ROCK CAPITAL (TX), INC.

/s/ Thomas U. Barton

Thomas U. Barton